UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934


                              KVH Industries, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    482738101
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                                 (CUSIP Number)


                                December 31, 2007
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             (Date of Event Which Requires Filing of this Statement)



    Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |X|      Rule 13d-1(b)

                  |_|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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   Name of Reporting Person.
1. I.R.S. Identification Nos. of above persons (entities only).

   Roumell Asset Management, LLC
   52-2145132

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   Check the Appropriate Box if a Member of a Group (See Instructions)
2.                                                                   (a)  |_|
                                                                     (b)  |_|

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   SEC Use Only
3.

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   Citizenship or Place of Organization
4.
   Maryland

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                                                   Sole Voting Power
  Number of                                 5.
                                                   0
  Shares
                                     ---------------------------------------
Beneficially                                       Shared Voting Power
                                            6.
 Owned by                                          1,157,700

    Each                             ---------------------------------------
                                                   Sole Dispositive Power
 Reporting                                  7.
                                                   1,157,700
  Person
                                     ---------------------------------------
   With                                            Shared Dispositive Power
                                            8.
                                                   0

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9. Aggregate Amount Beneficially Owned by Each Reporting Person

   1,157,700

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   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions)
10.
                                                           |_| Not Applicable

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   Percent of Class Represented by Amount in Row (9)
11.
   Approximately 7.7% (based on the 15,070,078 shares of common stock outstanding as of November 2, 2007, as reported on the Issuer's Form 10-Q for the quarter ended September 30, 2007).

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   Type of Reporting Person (See Instructions)
12.
   IA

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

-----------------------------------------------------------------------------
    Name of Reporting Person.

1. I.R.S. Identification Nos. of above persons (entities only).

   James C. Roumell

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   Check the Appropriate Box if a Member of a Group (See Instructions) (c) |_|
2.                                                                     (d) |_|

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   SEC Use Only

3.

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   Citizenship or Place of Organization
4.
   U.S.A.

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                                                   Sole Voting Power
  Number of                                 5.
                                                   4,500
   Shares
                                     ---------------------------------------
Beneficially                                       Shared Voting Power
                                            6.
 Owned by                                          0

    Each                             ---------------------------------------
                                                   Sole Dispositive Power
 Reporting                                  7.
                                                   4,500
  Person
                                     ---------------------------------------
    With                                           Shared Dispositive Power
                                            8.
                                                   0

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9. Aggregate Amount Beneficially Owned by Each Reporting Person

   4,500

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   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions)
10.                                                        |_| Not Applicable

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   Percent of Class Represented by Amount in Row (9)
11.
   Less than 1% (based on the 15,070,078 shares of common stock outstanding as of November 2, 2007, as reported on the Issuer's Form 10-Q for the quarter ended September 30, 2007).

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   Type of Reporting Person (See Instructions)
12.
   IN

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

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Item 1(a).        Name of Issuer:
                        KVH Industries, Inc.

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Item 1(b).        Address of Issuer's Principal Executive Offices:
                        50 Enterprise Center, Middletown, RI  02842

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Item 2(a).        Name of Persons Filing:
                          1. Roumell Asset Management, LLC ("RAM")

                          2. James C. Roumell

----------------------------- -----------------------------------------------
Item 2(b).        Address of Principal Business Office or, if none, Residence:

                          2 Wisconsin Circle, Suite 660, Chevy Chase, MD 20815

--- -------------------------------------------------------------------------
Item 2(c).        Citizenship:

                          1.  RAM - Maryland

                          2. James C. Roumell - U.S.A.

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Item 2(d).        Title of Class of Securities:

                          Common Stock, par value $0.01 per share

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Item 2(e).        CUSIP Number:

                          482738101
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Item 3. If this statement is filed pursuant to Rule 13(d)-1(b), or
          13(d)-2(b), or (c), check whether the person filing is a:

  (a)  |_|   Broker or dealer registered under Section 15 of the
                Exchange Act.

  (b)  |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

  (c)  |_|   Insurance company as defined in Section 3(a)(19) of the
                Exchange Act.

  (d)  |_|   Investment company registered under Section 8 of the Investment
                Company Act of 1940.

  (e)  |x|*  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

  (f)  |_|   An employee benefit plan or endowment fund in accordance with
             Rule 13d-1(b)(1)(ii)(F).

  (g)  |x|*  A parent holding company or control person in accordance with
             Rule 13d-1(b)(1)(ii)(G).

  (h)  |_|   A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act.

  (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

  (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   * RAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. James C. Roumell is the President and majority shareholder of RAM (Mr. Roumell is joining in this filing on Schedule 13G pursuant to Rule 13d-1(k)(1)).

Item 4. Ownership.

        (a)  Amount beneficially owned:

             See Items 5-11 on the cover sheets of this Schedule 13G.

        ----------------------------------------------------------------------
        (b)  Percent of class:

             1. RAM - 7.7%

             2. James C. Roumell - less than 1%

        Each based on the 15,070,078 shares of common stock outstanding as of November 2, 2007, as reported on the Issuer's Form 10-Q for the quarter ended September 30, 2007.

        ----------------------------------------------------------------------
        (c) Number of shares as to which each person has:

        (i)    Sole power to vote or to direct the vote
                                                       James C. Roumell - 4,500
                                               -------------------------------

        (ii)   Shared power to vote or to direct the vote
                                                       RAM - 1,157,700
                                               -------------------------------

        (iii)  Sole power to dispose or to direct the disposition of
                                                   1. RAM - 1,157,700
                                                   2. James C. Roumell - 4,500
                                               -------------------------------

        (iv)   Shared power to dispose or to direct the disposition of
                                                                             0
                                               -------------------------------

Item 5.   Ownership of Five Percent or Less of a Class.
              Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          RAM has been granted discretionary dispositive power over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to RAM may be revoked in whole or in part at any time.

          Mr. Roumell is President of RAM and beneficially owns a controlling percentage of its outstanding voting securities. Mr. Roumell is joining in this Schedule 13G because, as a result of his position with and ownership of securities of RAM, Mr. Roumell could be deemed to have voting and/or investment power with respect to the shares beneficially owned by RAM. Neither the filing of this joint
          Schedule 13G nor any information contained herein shall be construed as an admission by Mr. Roumell of his control or power to influence the control of RAM.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
              Not applicable.

Item 8.   Identification and Classification of Members of the Group.
              Not applicable.

Item 9.   Notice of Dissolution Group.
              Not applicable.

Item 10.  Certification.
              By signing below, the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by RAM, for its own account or by Mr. Roumell for his individual account and not as a result of his position with and ownership of securities of RAM).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 11, 2008
                           ---------------------------------------------------
                                                (Date)


                                          /s/ James C. Roumell
                           ---------------------------------------------------
                                                (Signature)


                                        James C. Roumell, President
                           ---------------------------------------------------
                                              (Name/Title)




                                          February 11, 2008
                           ---------------------------------------------------
                                                (Date)


                                          /s/ James C. Roumell
                           ---------------------------------------------------
                                              (Signature)


                                            James C. Roumell
                           ---------------------------------------------------
                                                 (Name)

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of
1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13G (including further amendments thereto) with respect to the common stock, par value $0.01 per share, of KVH Industries, Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

     This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint filing Agreement as of this 11th day of February 2008.





                          By:           /s/ James C. Roumell
                              -----------------------------------------------
                                          James C. Roumell




                          ROUMELL ASSET MANAGEMENT, LLC



                          By:           /s/ James C. Roumell
                              ------------------------------------------------
                                      James C. Roumell, President